AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 20, 2013


                               FILE NO. 812-14060

                            UNITED STATES OF AMERICA

                                   BEFORE THE

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                               IN THE MATTER OF:

                           CORNERSTONE ADVISORS INC.

                        THE ADVISORS' INNER CIRCLE FUND


  THIRD AMENDED AND RESTATED APPLICATION FOR AN ORDER OF EXEMPTION PURSUANT TO
SECTION 6(C) OF THE INVESTMENT COMPANY ACT OF 1940 (THE "1940 ACT") FROM CERTAIN PROVISIONS OF SECTION 15(A) OF THE 1940 ACT AND RULE 18F-2 THEREUNDER AND
         CERTAIN DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS


          THIS APPLICATION (INCLUDING EXHIBITS) CONSISTS OF 26 PAGES.

        PLEASE DIRECT ALL COMMUNICATIONS REGARDING THIS APPLICATION TO:

                                MICHAEL BEATTIE
                              C/O SEI CORPORATION
                            ONE FREEDOM VALLEY DRIVE
                            OAKS, PENNSYLVANIA 19456

                                WITH COPIES TO:


        TIMOTHY W. LEVIN, ESQUIRE                  DIANNE DESCOTEAUX
       MORGAN, LEWIS & BOCKIUS LLP                C/O SEI CORPORATION
           1701 MARKET STREET                   ONE FREEDOM VALLEY DRIVE
     PHILADELPHIA, PENNSYLVANIA 19103           OAKS, PENNSYLVANIA 19456




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                                TABLE OF CONTENTS



                                                                                                        PAGE

I.   THE PROPOSAL .................................................................................      1
II.  BACKGROUND ...................................................................................      2
     A.  The Trust ................................................................................      2
     B.  The Adviser ..............................................................................      3
     C.  The Subadvisers ..........................................................................      4
III. EXEMPTION REQUESTED ..........................................................................      5
IV.  APPLICABLE LAW AND DISCUSSION ................................................................      6
     A.  Shareholder Vote .........................................................................      6
         1.  Applicable Law .......................................................................      6
         2.  Discussion ...........................................................................      8
             a.      Necessary or Appropriate in the Public Interest ..............................      8
             b.      Consistent with the Protection of Investors ..................................      9
             c.      Consistent with the Policy and Provisions of the 1940 Act ....................     11
     B.  Disclosure of Subadvisers' Fees ..........................................................     12
         1.  Applicable Law .......................................................................     12
         2.  Discussion ...........................................................................     13
     C.  Precedent ................................................................................     14
V.   CONDITIONS ...................................................................................     15
VI.  PROCEDURAL MATTERS ...........................................................................     16
VII. CONCLUSION ...................................................................................     17

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                                      -i-

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I. THE PROPOSAL


          The Advisors' Inner Circle Fund (the "Trust") is a registered open-end management investment company that offers one or more series of shares advised by Cornerstone Advisors Inc. ("Cornerstone" and together with the Trust, the "Applicants")(1). The Applicants hereby submit this application (the "Application") to the Securities and Exchange Commission (the "Commission") for an order of exemption pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "1940 Act").

          Applicants request an order exempting Applicants from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit the Adviser,(2) subject to the approval of the board of trustees of the Trust (the "Board"),(3) including a majority of those who are not "interested persons," as defined in Section 2(a)(19) of the 1940 Act, of the Trust or of the Adviser (the "Independent Trustees"), to take certain actions without obtaining shareholder approval as follows: (i) select certain investment subadvisers (each a "Subadviser" and collectively, the "Subadvisers")(4) to manage all or a portion of the assets of one or more of the Series pursuant to an investment subadvisory agreement with each Subadviser (each a "Subadvisory Agreement" and collectively, the "Subadvisory Agreements"); and (ii) materially amend Subadvisory Agreements with the Subadvisers. Such relief would include, without limitation, the replacement or reinstatement of any Subadviser with respect to which a Subadvisory Agreement has automatically terminated as a result of an "assignment," within the meaning of Section 2(a)(4) of the 1940 Act. Applicants also apply for an order of the Commission under Section 6(c) of the 1940 Act exempting the Series from certain disclosure obligations under the following rules and forms: (i) Item 19(a)(3) of Form N-1A; (ii) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8), and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"); and (iii) Sections 6-07(2)(a), (b), and (c) of Regulation S-X under the Securities Act of 1933, as amended ("Securities Act").

          Applicants request that the relief sought herein apply to the Applicants, as well as to any future Series and any other existing or future registered open-end management investment

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1    The series of the Trust advised by Cornerstone (each a "Series") that currently intend to rely on the requested relief appear at Exhibit B. All registered investment companies that currently intend to rely on the requested order are named as Applicants. Any entity that relies on the requested order will do so only in accordance with the terms and conditions contained in the Application.

2 The term "Adviser" means (i) Cornerstone or its successors and (ii) any entity controlling, controlled by or under common control with, Cornerstone or its successors. For the purposes of the requested order, "successor" is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

3 The term "Board" also includes the board of trustees or directors of a future Subadvised Fund (as defined below), if different from the board of trustees of the Trust.

4 The requested relief set forth in this Application will not extend to any Subadviser that is an "affiliated person," as such term is defined in
     Section 2(a)(3) of the 1940 Act, of the Trust, a Subadvised Fund (as defined below) or the Adviser other than by reason of serving as Subadviser to a Subadvised Fund or an investment adviser or subadviser to any other series of the Trust other than the Series or a series controlled by the Adviser (an "Affiliated Subadviser").

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company or series thereof that intends to rely on the requested order in the future and (i) is advised by the Adviser; (ii) uses the manager of managers structure described in this Application (the "Manager of Managers Structure"); and (iii) complies with the terms and conditions set forth herein (each, together with any Series that currently uses the Manager of Managers Structure, a "Subadvised Fund" and collectively, the "Subadvised Funds").

          Applicants are seeking this exemption to enable the Adviser and the Board to obtain for each Subadvised Fund the services of one or more Subadvisers believed by the Adviser and the Board to be particularly well suited to manage all or a portion of the assets of a Subadvised Fund, and to make material amendments to Subadvisory Agreements believed by the Adviser and the Board to be appropriate, without the delay and expense of convening special meetings of Subadvised Fund shareholders. Under this Manager of Managers Structure, the Adviser evaluates, allocates assets to and oversees the Subadvisers, and makes recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of the Board. In addition, Applicants are seeking relief from certain disclosure requirements concerning fees paid to Subadvisers.

          For the reasons discussed below, Applicants believe that the requested relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that without this relief, the Subadvised Funds may be (i) precluded from promptly and timely hiring Subadvisers or materially amending Subadvisory Agreements, or (ii) subject to delays and additional expense of proxy solicitation when hiring Subadvisers or materially amending Subadvisory Agreements considered appropriate by the Adviser and the Board.

II. BACKGROUND

          A. THE TRUST

          The Trust is organized as a Massachusetts business trust and is registered as an open-end management investment company under the 1940 Act. The Board currently consists of ten (10) members ("Trustees") eight of whom are Independent Trustees. The Chairperson of the Board is an "interested person" (as defined in the 1940 Act) by virtue of his position with the principal underwriter of the Trust, but the Board has identified a lead Independent Trustee. The Adviser serves as "investment adviser," as defined in Section 2(a)(20) of the 1940 Act, to each Subadvised Fund.

          Each Subadvised Fund will have its own distinct investment objectives, policies and restrictions. Each of the Subadvised Funds currently offers one class of shares, but may offer more classes of shares that are subject to different expenses, pursuant to Rule 18f-3 under the 1940 Act. As a result, a Subadvised Fund may issue a class of shares that is subject to a front-end sales load or a contingent deferred sales load, although none of the Subadvised Funds do so at this time. In addition, a Subadvised Fund or any class thereof may pay fees in accordance with Rule 12b-1 under the 1940 Act, although none of the Subadvised Funds do so at this time.

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          B. THE ADVISER


          Cornerstone Advisors Inc., a Washington corporation registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act"), serves as investment adviser to the Series pursuant to an investment advisory agreement (the "Investment Advisory Agreement").(5) Cornerstone's business address is 225 -- 108th Avenue NE, Suite 400, Bellevue, Washington 98004.


          Pursuant to the terms of the Investment Advisory Agreement, the Adviser, subject to the oversight of the Board, (i) furnishes a continuous investment program for each Subadvised Fund; (ii) has the authority to directly determine the investments to be purchased, held, sold or exchanged by each Subadvised Fund and the portion, if any, of the assets of the Subadvised Fund to be held uninvested; (iii) has the authority to make changes in the investments of each Subadvised Fund; and (iv) manages, supervises, and conducts the other affairs and business of the Subadvised Fund and matters incidental thereto. The Adviser also has the authority to place orders for the purchase and sale of portfolio securities with brokers or dealers selected by the Adviser. The Adviser periodically reviews each Subadvised Fund's investment policies and strategies and based on the need of a particular Subadvised Fund may recommend changes to the investment policies and strategies of the Subadvised Fund for consideration by its Board.

          Consistent with the terms of the Investment Advisory Agreement, the Adviser may, subject to the approval of the Board, including a majority of the Independent Trustees, and the shareholders of the applicable Subadvised Fund (if required by applicable law), delegate portfolio management responsibilities of all or a portion of the assets of the Subadvised Fund to one or more Subadvisers. The Adviser has overall responsibility for the management and investment of the assets of each Subadvised Fund. The Adviser's responsibilities include, for example, recommending the removal or replacement of Subadvisers, and determining the portion of that Subadvised Fund's assets to be managed by any given Subadviser and reallocating those assets as necessary from time to time. The Adviser evaluates, selects and recommends Subadvisers to manage the assets (or portion thereof) of Subadvised Funds, monitors and reviews the Subadvisers and their performance and their compliance with that Subadvised Fund's investment policies and restrictions. Under the terms of the Investment Advisory Agreement, the Adviser also has the authority to manage the assets of any Subadvised Fund directly.

          For its services to each Subadvised Fund, the Adviser receives an investment advisory fee from that Subadvised Fund as specified in the Investment Advisory Agreement. The investment advisory fees for the current Series are calculated based on the average daily net asset value of the particular Series (the "Average Daily Net Assets"). The Subadviser will receive investment advisory fees from the Adviser or the Subadvised Fund calculated on the same basis (but not necessarily the same rate) as the Adviser's investment advisory fees for such Subadvised Fund. The fee paid to the Subadviser results from the negotiations between the Adviser and the


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5    Each other Subadvised Fund will enter into an investment advisory agreement with its Adviser (included in the term "Investment Advisory Agreement"). Each Investment Advisory Agreement will be approved by the applicable Board, including a majority of the Independent Trustees and the shareholders of that Subadvised Fund. Each other Adviser will be registered with the Commission as an investment adviser under the Advisers Act.

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particular Subadviser and is approved by the Board, including a majority of the
Independent Trustees.

          The terms of the Investment Advisory Agreement comply with Section 15(a) of the 1940 Act. The Investment Advisory Agreement was initially approved by the Board, including a majority of the Independent Trustees, and by the shareholders of the relevant Subadvised Fund in the manner required by Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder. The Applicants are not seeking an exemption from the provisions of the 1940 Act with respect to the Investment Advisory Agreement.

          C. THE SUBADVISERS


          The Adviser has entered into Subadvisory Agreements as set forth in Exhibit B.(6) Each Subadvised Fund may engage multiple Subadvisers to achieve its investment objectives, and each Subadviser seeks to invest the assets allocated to it, which represent a portion of the assets of such Subadvised Fund, in investments consistent with its investment style.

          The Adviser may also, in the future, enter into Subadvisory Agreements with respect to other Subadvised Funds. Each Subadviser is, and any future Subadvisers will be, an investment adviser as defined in Section 2(a)(20) of the 1940 Act as well as registered with the Commission as an "investment adviser" under the Advisers Act or not subject to such registration. The Adviser selects Subadvisers based on the Adviser's evaluation of the Subadviser's skills in managing assets pursuant to particular investment styles, and recommends their hiring to the Board. Subadvisers recommended to the Board are and will be, and the Subadvisers identified in Exhibit B were, selected and initially approved by the Board, including a majority of the Independent Trustees.


          The Adviser will engage in an on-going analysis of the continued advisability of retaining these Subadvisers and make recommendations to the Board as needed. The Adviser will also negotiate and renegotiate the terms of the Subadvisory Agreements, including the fees paid to the Subadviser, with the Subadvisers and make recommendations to the Board as needed.

          The specific investment decisions for each Subadvised Fund will be made by that Subadviser which has discretionary authority to invest the assets or a portion of the assets of that Subadvised Fund, subject to the general supervision of the Adviser and the Board.(7) Each Subadviser will keep certain records required by the 1940 Act and the Advisers Act to be maintained on behalf of the relevant Subadvised Fund, and will assist the Adviser to maintain the Subadvised Fund's compliance with the relevant requirements of the 1940 Act. The Board will be provided with reports on the relevant Subadvised Fund's performance on a regular basis. At this time, none of the Subadvised Funds include the name of a Subadviser in their name. If, in the future, the name of any Subadvised Fund contains the name of a Subadviser, the name of the

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6    The Trust has not entered into a Subadvisory Agreement with an affiliate of the Adviser. The requested relief will not extend to Affiliated Subadvisers.

7 Under the terms of the Investment Advisory Agreement, the Adviser also has the authority to manage the assets of any Subadvised Fund directly.

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Adviser that serves as the primary adviser to the Subadvised Fund, or a trademark or trade name that is owned by the Adviser, will precede the name of the Subadviser.


          Each existing Subadvisory Agreement was approved by the Board, including a majority of the Independent Trustees, and the shareholders of the applicable Subadvised Fund in accordance with Sections 15(a) and 15(c) under the 1940 Act and Rule 18f-2 thereunder. In addition, the terms of each Subadvisory Agreement comply fully with the requirements of Section 15(a) of the 1940 Act. Each Subadvisory Agreement precisely describes the compensation that the Subadviser will receive for providing services to the relevant Subadvised Fund, and provides that (1) it will continue in effect for more than two years from the date of its original approval only so long as such continuance is specifically approved at least annually by the Board at the times and in the manner required by Section 15(c) of the 1940 Act, (2) it may be terminated at any time, without the payment of any penalty, by the Adviser, the Board or by the shareholders of the relevant Subadvised Fund on not more than sixty days' written notice to the Subadviser, and (3) it will terminate automatically in the event of its "assignment," as defined in Section 2(a)(4) of the 1940 Act. The Applicants will continue the shareholder approval process for Subadvisory Agreements until such time as the Commission grants the exemptive relief requested herein.


          For its services to a Subadvised Fund, each Subadviser will receive from the Adviser or the Subadvised Fund a fee based on a percentage of the Average Daily Net Assets of the portion of the Subadvised Fund's assets managed by such Subadviser (the "Subadvisory fees"). Each Subadviser, at its discretion, may voluntarily waive all or a portion of its respective Subadvisory fee. Each Subadviser will bear its own expenses of providing investment management services to the relevant Subadvised Fund. Where the Adviser is responsible for paying Subadvisory fees to the Subadviser, the Adviser will compensate each Subadviser out of the fee paid to the Adviser under the Investment Advisory Agreement; in other words, such Subadvisers will be compensated by the Adviser out of the advisory fees the Adviser receives pursuant to the Investment Advisory Agreement (or out of the Adviser's other assets) and not by the Subadvised Funds directly. In the alternative, Subadvised Funds will be responsible for paying Subadvisory fees directly to Subadvisers. For Subadvised Funds that pay Subadvisory fees directly to Subadvisers, any changes to a Subadvisory Agreement that would result in an increase in the total management and advisory fees payable by a Subadvised Fund will be required to be approved by the shareholders of the Subadvised Fund.


III. EXEMPTION REQUESTED


          Applicants seek relief from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, as well as from certain disclosure requirements applicable to Subadvisory fees, to facilitate the selection and retention of Subadvisers and to make material changes to Subadvisory Agreements in connection with operating the Subadvised Fund. Under the requested relief, Applicants will obtain the approval of the Board, including a majority of the Independent Trustees, when Subadviser changes are made or when material changes in Subadvisory Agreements are made, but approval by shareholders of the applicable Subadvised Fund will not be sought or obtained.

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          A Subadvised Fund will be required, as provided in condition 1 below, to obtain shareholder approval of the Manager of Managers Structure before relying on the order requested in this Application. A Subadvised Fund's prospectus will, at all times following such shareholder approval, contain the disclosure required by condition 2 to this Application, provided that if a Subadvised Fund gets shareholder approval of the Manager of Managers Structure prior to the requested order being granted, the Subadvised Fund's prospectus will disclose at all times following that approval the fact that the Subadvised Fund has applied for this exemptive relief and the potential existence, substance and effect of an order and the other disclosures provided for in condition 2 below. Each of the existing Subadvised Funds has obtained the required shareholder approval of the Manager of Managers Structure and has disclosed in its prospectus the required disclosure at all times subsequent to the approval required by condition 1 below. The prospectus for future
Subadvised Funds will contain the disclosure required by condition 2 below at all times subsequent to the approval required by condition 1 below.

          If the requested order is granted, each Subadvisory Agreement will comply with all the provisions required by Section 15(a) of the 1940 Act except obtaining approval by the shareholders of the affected Subadvised Fund, including that it will: (i) precisely describe the compensation to be paid by the Adviser or Subadvised Fund to the Subadviser; (ii) continue in effect for more than two years from the date of its original approval only so long as such continuance is specifically approved at least annually by the Board at the time and in the manner required by Section 15(c) of the 1940 Act; (iii) provide, in substance, for the termination at any time, without the payment of any penalty, by the Adviser, the Board or the shareholders of the applicable Subadvised Fund on not more than sixty days' written notice to the Subadviser; and (iv) provide, in substance, for the automatic termination in the event of its assignment as defined in Section 2(a)(4) of the 1940 Act.

IV. APPLICABLE LAW AND DISCUSSION

          A. SHAREHOLDER VOTE

               1. APPLICABLE LAW

          Section 6(c) of the 1940 Act provides, in pertinent part, that: The Commission... by order upon application, may conditionally or unconditionally exempt any person... or any class or classes of persons... from any... provisions of this title or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of this title.

          Section 15(a) of the 1940 Act provides, in relevant part, that: It shall be unlawful for any person to serve or act as investment adviser of a registered investment company, except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company....

          Rule 18f-2(c)(1) under the 1940 Act provides, in relevant part, that:
With respect to the submission of an investment advisory contract to the holders of the outstanding voting securities

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of a series company for the approval required by Section 15(a) of the [1940]
Act, such matter shall be deemed to be effectively acted upon with respect to any class or series of securities of such company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter....

          Rule 18f-2(c)(2) further provides that: If any class or series of securities of a series company fails to approve an investment advisory contract in the manner required by [paragraph (c)(1) of this section], the investment adviser of such company may continue to serve or act in such capacity for the period of time pending such required approval of such contract, of a new contract with the same or different adviser, or other definitive action:
Provided, [t]hat the compensation received by such investment adviser during such period is equal to no more than its actual costs incurred in furnishing investment advisory services to such class or series or the amount it would have received under the advisory contract, whichever is less.

          Section 2(a)(20) of the 1940 Act defines an "investment adviser" as follows: "Investment adviser" of an investment company means (A) any person... who pursuant to contract with such company regularly furnishes advice to such company with respect to the desirability of investing in, purchasing or selling securities . . . and (B) any other person who pursuant to contract with a person described in clause (A) regularly performs substantially all of the duties undertaken by such person described in clause (A)....

          Section 15 of the 1940 Act applies to situations where, as here, a subadviser contracts with an investment adviser of an investment company. Accordingly, Subadvisers are deemed to be within the statutory definition of an "investment adviser," and the Subadvisory Agreements with the Subadvisers are subject to Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder to the same extent as the Investment Advisory Agreement. Therefore, without the exemption applied for herein, the Subadvised Funds: (a) would be prohibited from entering promptly into a new Subadvisory Agreement or materially amending an existing contract with a Subadviser; and (b) would be prohibited from continuing the employment of an existing Subadviser whose contract had been assigned as a result of a change in "control" unless the Adviser and the particular Subadvised Fund involved were to incur the costs of convening a special meeting of Subadvised Fund shareholders to approve the Subadviser's selection and/or the change in the Subadvisory Agreement.

          For the reasons set forth below and subject to the conditions set forth below, Applicants seek an exemption under Section 6(c) of the 1940 Act from the requirements of Section 15(a) of the 1940 Act and, where applicable, Rule 18f-2 thereunder to eliminate the need for the Adviser and the Subadvised Funds to submit Subadvisory Agreements to the affected shareholders for approval prior to entering into or materially amending a Subadvisory Agreement.

               2. DISCUSSION

          Applicants seek relief to permit the Subadvised Fund and/or the Adviser to enter into and materially amend a Subadvisory Agreement, subject to the approval of the Board, including a majority of the Independent Trustees, without obtaining shareholder approval required under Section 15(a) of the 1940 Act and Rule 18f-2 thereunder. The Applicants believe that the relief sought should be granted by the Commission because (1) the Adviser either operates or intends

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to operate each Subadvised Fund in a manner that is different from that of conventional investment companies; (2) the relief will benefit shareholders by enabling each Subadvised Fund to operate in a less costly and more efficient manner; and (3) the Applicants will consent to a number of conditions that adequately address the policy concerns of Section 15(a) of the 1940 Act, including conditions designed to ensure that shareholder interests are adequately protected through Board oversight.

                    a. Necessary Or Appropriate In The Public Interest

          In the case of a traditional investment company, the investment adviser is a single entity that employs one or more individuals as portfolio managers to make investment decisions. The investment adviser may terminate or hire portfolio managers without board or shareholder approval and has sole discretion to set the compensation it pays to the portfolio managers. In the case of a Subadvised Fund, the Adviser will not normally make the day-to-day investment decisions for assets of the Subadvised Fund assigned to a Subadviser. Instead, the Adviser will establish an investment program for all or portions of each Subadvised Fund and select, supervise, and evaluate the Subadvisers who make the day-to-day investment decisions for each Subadvised Fund. This is a service that the Adviser believes will add value to the investment of each Subadvised Fund's shareholders because the Adviser will be able to select those Subadvisers best suited to manage a particular Subadvised Fund in light of the Subadvised Fund's strategies and the market sectors in which it invests.

          From the perspective of the shareholder, the role of the Subadviser is substantially equivalent to the role of the individual portfolio managers employed by an investment adviser to a traditional investment company. The individual portfolio managers and the Subadvisers are each charged with the selection of portfolio investments in accordance with a Subadvised Fund's investment objectives and policies and have no broad supervisory, management or administrative responsibilities with respect to the Subadvised Fund. Applicants believe that shareholders will look to the Adviser when they have questions or concerns about a Subadvised Fund's management or investment performance, and will expect the Adviser, subject to the review and approval of the Board, to select the Subadvisers who are best suited to achieve the Subadvised Fund's investment objective. Under the traditional investment company structure, shareholders do not vote on the selection of individual portfolio managers or changes in their compensation. There is no compelling policy reason why the Subadvised Fund's shareholders should be required to approve the relationship between the Subadvisers and each applicable Subadvised Fund when shareholders of a traditional investment company are not required to approve the substantially equivalent relationship between an investment adviser and its portfolio managers.

          In the absence of exemptive relief from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, when a new Subadviser is proposed for retention by a Subadvised Fund, shareholders of that Subadvised Fund would be required to approve the Subadvisory Agreement with that Subadviser. Similarly, if an existing Subadvisory Agreement were to be amended in any material respect, the shareholders of the affected Subadvised Fund would be required to approve the change. Moreover, if a Subadvisory Agreement were "assigned" as a result of a change in control of the Subadviser, the shareholders of the affected Subadvised Fund would be required to approve retaining the existing Subadviser. In all these instances, the need for shareholder approval requires the affected Subadvised Fund to call and hold a shareholder meeting, create

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and distribute proxy materials, and solicit votes from shareholders on behalf of the Subadvised Fund, and generally necessitates the retention of a proxy solicitor. This process is time-intensive, expensive and lengthy, and, in the case of a poorly performing Subadviser or one whose management team has parted ways with the Subadviser, potentially harmful to the affected Subadvised Fund and its shareholders.

          Applicants believe that permitting the Adviser to perform the duties for which the shareholders of the Subadvised Fund are paying the Adviser -- the selection, supervision and evaluation of the Subadvisers -- without incurring unnecessary delays or expenses is appropriate in the interest of the Subadvised Fund's shareholders and will allow the Subadvised Fund to operate more efficiently. The Trust is not required to hold an annual shareholder meeting. Without the delay inherent in holding shareholder meetings (and any attendant difficulty in obtaining the necessary quorums), the Subadvised Fund will be able to replace Subadvisers more quickly and at less cost, when the Board, including a majority of the Independent Trustees, and the Adviser believes that a change would benefit a Subadvised Fund and its shareholders. Without the requested relief, a Subadvised Fund may, for example, be left in the hands of a Subadviser that is unable to manage the Subadvised Fund's assets diligently because of diminished capabilities resulting from a loss of personnel or decreased motivation resulting from an impending termination of the Subadvisory Agreement. Also, in that situation, or where there has been an unexpected Subadviser resignation or change in control -- events that would be beyond the control of the Adviser, the Trust, and the Subadvised Fund -- the affected Subadvised Fund may be forced to operate without a Subadviser or with less than the optimum number of Subadvisers. The sudden loss of the Subadviser could be highly disruptive to the operation of the Subadvised Fund.

                    b. Consistent With The Protection Of Investors

          Primary responsibility for management of a Subadvised Fund's assets, including the selection and supervision of the Subadvisers, is vested in the Adviser, subject to the oversight of the Board. The Investment Advisory Agreement will remain fully subject to the requirements of Section 15(a) under the 1940 Act and Rule 18f-2 thereunder, including the requirement for approval by shareholders. Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Subadvisers in the Adviser in light of the management structure of the Subadvised Fund, as well as the shareholders' expectation that the Adviser is in possession of information necessary to select the most able Subadvisers. Within this structure, the Adviser is in the better position to make an informed selection and evaluation of a Subadviser than are individual shareholders.

          Under the requested order, the selection of each Subadviser by the Adviser will continue to be subject to the scrutiny of the Board. The Board, including the Independent Trustees, will consider and vote on each proposed Subadvisory Agreement and any material amendment to an existing Subadvisory Agreement, thereby providing for independent scrutiny by persons bound by their fiduciary duty to look after the interests of a Subadvised Fund's shareholders.

          In evaluating the services that a Subadviser will provide to a Subadvised Fund, the Adviser considers certain information, including, but not limited to, the following:

          1. the advisory services provided by the Subadviser, including the Subadviser's investment management philosophy and technique and the Subadviser's methods to ensure compliance with the investment objectives, policies and restrictions of the Subadvised Fund;

          2. a description of the various personnel furnishing such services, including their duties and qualifications, the amount of time and attention they will devote to the Subadvised Fund, and the ability of the Subadviser to attract and retain capable personnel;

          3. reports setting forth the financial condition and stability of the Subadviser; and

          4. reports setting forth the Subadviser's investment performance during recent periods in light of its stated objectives and current market conditions, including comparisons with broadly-based unmanaged indices, private label and other accounts managed by the Subadviser and having similar investment objectives, and other pooled funds having similar investment objectives and asset sizes.

          In addition, the Adviser and the Board will consider the Subadviser's compensation with respect to each Subadvised Fund for which the Subadviser will provide portfolio management services. The Subadviser's fee directly bears on the amount and reasonableness of the Adviser's fee payable by a Subadvised Fund. Accordingly, the Adviser and the Board analyze the fees paid to Subadvisers in evaluating the reasonableness of the overall arrangements. In conducting this analysis, the Adviser and the Board consider certain information, including, but not limited to, the following:

          1. a description of the proposed method of computing the fees and possible alternative fee arrangements;

          2. comparisons of the proposed fees to be paid by each applicable Subadvised Fund with (i) fees charged by the Subadviser for managing comparable accounts, especially pooled funds and accounts having similar investment objectives; and (ii) fees charged by other organizations for managing other mutual funds with similar investment objectives and strategies; and

          3. data with respect to the projected expense ratios of each applicable Subadvised Fund and comparisons with other mutual funds of comparable size.

          If a new Subadviser is retained in reliance on the requested order, that Subadvised Fund will inform shareholders of the hiring of a new Subadviser pursuant to the following procedures ("Modified Notice and Access Procedures"):
(a) within 90 days after a new Subadviser is hired for any Subadvised Fund, that Subadvised Fund will send its shareholders either a Multi-Manager Notice or a Multi-Manager Notice and Multi-Manager Information Statement;(8) and (b)


----------
8 A "Multi-Manager Notice" will be modeled on a Notice of Internet Availability as defined in rule 14a-16 under the Exchange Act, and specifically will, among other things: (a) summarize the relevant information regarding the new Subadviser; (b) inform shareholders that the Multi-Manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-Manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-Manager Information Statement; and (f) instruct the shareholder that a paper or e-mail copy of the Multi-Manager Information Statement may be obtained, without charge, by contacting the the Subadvised Fund will make the Multi-Manager Information Statement available on the website identified in the Multi-Manager Notice no later than when the Multi-Manager Notice (or Multi-Manager Notice and Multi-Manager Information Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days. In the circumstances described in this Application, a proxy solicitation to approve the appointment of new Subadvisers provides no more meaningful information to shareholders than the proposed Multi-Manager Information Statement. Moreover, as indicated above, the applicable Board would comply with the requirements of Sections 15(a) and 15(c) of the 1940 Act before entering into or amending Subadvisory Agreements.

                    c. Consistent With The Policy And Provisions Of The 1940 Act


          Section 15(a) was designed to protect the interest and expectations of a registered investment company's shareholders by requiring that they approve investment advisory contracts, including subadvisory contracts.(9)
Section 15(a) is predicated on the belief that if a registered investment company is to be managed by an investment adviser different from the investment adviser selected by shareholders at the time of the investment, the new investment adviser should be approved by shareholders. (10) The relief sought in this Application is fully consistent with this public policy.


          The Investment Advisory Agreement for each Subadvised Fund and Subadvisory Agreements with Affiliated Subadvisers (if any) will continue to be subject to the shareholder approval requirement of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder. The prospectus of each Subadvised Fund will disclose that the Adviser is the primary provider of investment advisory services to the Subadvised Fund, and, if the requested relief is granted, that the Adviser may hire or change Subadvisers for the Subadvised Fund, as appropriate, and that the Adviser has the ultimate responsibility to oversee Subadvisers and recommend to the Board their hiring, termination and replacement. In a traditionally structured investment company, no shareholder approval is required for the investment adviser to change a portfolio manager or revise the portfolio manager's salary or conditions of employment, because shareholders of the investment company are relying on the investment adviser for the investment company's investment results and overall management services. For those same reasons, shareholder approval should not be required in the circumstances described herein with respect to a change of Subadviser by the Adviser and the Board. Eliminating the requirement of shareholder approval in such a case would be consistent with the policies and provisions of the 1940 Act and would eliminate unnecessary expenses and delays associated with conducting a formal proxy solicitation. Additionally, if a shareholder of a Subadvised Fund is dissatisfied with the Adviser's


----------
     Subadvised Fund. A "Multi-Manager Information Statement" will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified by the requested order to permit Aggregate Fee Disclosure (as defined below). Multi-Manager Information Statements will be filed electronically with the Commission via the EDGAR system.


----------
9    See Section 1(b)(6) of the 1940 Act.

10 Hearings on S. 3580 before a Subcomm. of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 253 (1940) (statement of David Schenker).

selection of a Subadviser or a material change in a Subadvisory Agreement, the shareholder may redeem its shares.

          B. DISCLOSURE OF SUBADVISERS' FEES

                1. APPLICABLE LAW

          Form N-1A is the registration statement used by open-end investment companies. Item 19(a)(3) of Form N-1A requires a registered investment company to disclose in its statement of additional information the method of computing the "advisory fee payable" by the investment company, including the total dollar amounts that the investment company "paid to the adviser...under the investment advisory contract for the last three fiscal years."

          Rule 20a-1 under the 1940 Act requires proxies solicited with respect to a registered investment company to comply with Schedule 14A under the Exchange Act. Item 22 of Schedule 14A sets forth the information that must be included in a registered investment company proxy statement. Item 22(c)(1)(ii) requires a proxy statement for a shareholder meeting at which action will be taken on an investment advisory agreement to describe the terms of the advisory agreement, "including the rate of compensation of the investment adviser." Item 22(c)(1)(iii) requires a description of the "aggregate amount of the investment adviser's fee and the amount and purpose of any other material payments" by the investment company to the investment adviser, or any affiliated person of the investment adviser, during the last fiscal year. Item 22(c)(8) requires a description of "the terms of the contract to be acted upon and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract." Finally, Item 22(c)(9) requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state (i) the aggregate amount of the investment adviser's fee during the last year; (ii) the amount that the adviser would have received had the proposed fee been in effect; and (iii) the difference between (i) and (ii) stated as a percentage of the amount in (i). Together, these provisions may require a Subadvised Fund to disclose the fees paid to a Subadviser in connection with a Subadvisory Agreement or with shareholder action with respect to entering into, or materially amending, an advisory agreement or establishing, or increasing, advisory fees.

          Regulation S-X under the Securities Act sets forth the requirements for financial statements required to be included as part of a registered investment company's registration statement and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b) and (c) of Regulation S-X require a registered investment company to include in its financial statements information about the investment advisory fees paid by such company. These provisions could require a Subadvised Fund's financial statements to disclose information concerning fees paid to a Subadviser. An exemption is requested to permit the Subadvised Funds to include only the Aggregate Fee Disclosure (as defined below). All other items required by Sections 6-07(2)(a), (b), and (c) of Regulation S-X will be disclosed.

          For the reasons and subject to the conditions below, Applicants seek an order under Section 6(c) of the 1940 Act, to the extent described herein, to permit each Subadvised Fund to disclose (as a dollar amount and a percentage of a Subadvised Fund's net assets) only (i) the aggregate fees paid to the Adviser and any Affiliated Subadvisers, and (ii) the aggregate fees paid to Subadvisers other than Affiliated Subadvisers (collectively, the "Aggregate Fee Disclosure") in lieu of disclosing the fees paid to each Subadviser pursuant to Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A of the Exchange Act, and Sections 6-07(2)(a), (b) and (c) of Regulation S-X. For a Subadvised Fund that employs an Affiliated Subadviser, the Subadvised Fund will provide separate disclosure of any fees paid to such Affiliated Subadviser.

               2. DISCUSSION

          Applicants believe that relief from the foregoing disclosure requirements is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act, and should be granted for the following reasons: (1) the Adviser will operate the Subadvised Funds using the services of one or more Subadvisers in a manner different from that of traditional investment companies such that disclosure of the fees that the Adviser or Subadvised Fund pays to each Subadviser will not serve any meaningful purpose; (2) the relief would benefit shareholders by enabling the Subadvised Funds to operate in a more efficient manner; and (3) Applicants would consent to a number of conditions that adequately address disclosure concerns.


          As noted above, the Adviser intends to operate the Subadvised Funds in a manner different from a traditional investment company. By investing in a Subadvised Fund, shareholders are hiring the Adviser to manage the Subadvised Fund's assets by evaluating, monitoring and recommending Subadvisers and allocating assets of the Subadvised Fund among Subadvisers rather than by hiring its own employees to manage the assets directly. The Adviser, under the supervision of the Board, is responsible for overseeing the Subadvisers and recommending their hiring, termination and replacement. In return, the Adviser receives an advisory fee from each Subadvised Fund. Pursuant to the relevant Subadvisory Agreement, the Adviser may compensate a Subadviser or may have the Subadvised Fund compensate the Subadviser directly and, if applicable, reduce the amount of advisory fees it owes the Adviser by the amount of Subadvisory fees it has paid to the Subadviser.(11) Disclosure of the individual fees that the Adviser or Subadvised Fund would pay to a Subadviser does not serve any meaningful purpose since investors pay the Adviser to monitor, evaluate and compensate each Subadviser. Indeed, in a more conventional arrangement, requiring the disclosure of the fees negotiated between the Adviser and the Subadvisers would be the functional equivalent of requiring single adviser investment companies to disclose the salaries of individual portfolio managers employed by that investment adviser. In the case of a single adviser or traditional investment company, disclosure is made of the compensation paid to the investment adviser, but shareholders are not told or asked to vote on the salary paid by the investment adviser to individual portfolio managers. Similarly, in the case of the Subadvised Fund, the shareholders will have chosen to employ the Adviser and to rely upon the Adviser's expertise in monitoring the Subadvisers,



----------
11 Under the requested order, for Subadvised Funds that pay fees to a Subadviser directly from fund assets, any change to a Subadvisory Agreement that would not result in an increase in the total management and advisory fees payable by the Subadvised Fund would not need to be submitted to affected shareholders for approval. For instance, the management and advisory fees payable by a Subadvised Fund to a Subadviser could be increased without shareholder approval if there were a corresponding decrease in the management and advisory fees payable by the Subadvised Fund to the Adviser.

recommending the Subadvisers' selection and termination (if necessary), and negotiating the compensation of the Subadvisers. There are no policy reasons that require shareholders of the Subadvised Funds to be told the individual Subadviser's fees any more than shareholders of a traditional investment company (single investment adviser) would be told of the particular investment adviser's portfolio managers' salaries.(12)


          The requested relief would benefit shareholders of the Subadvised Funds because it would improve the Adviser's ability to negotiate the fees paid to Subadvisers. The Adviser's ability to negotiate with the various Subadvisers would be adversely affected by public disclosure of fees paid to each Subadviser. If the Adviser is not required to disclose the Subadvisers' fees to the public, the Adviser may be able to negotiate rates that are below a Subadviser's "posted" amounts. Moreover, if one Subadviser is aware of the advisory fee paid to another Subadviser, the Subadviser is unlikely to decrease its advisory fee below that amount. The relief will also encourage Subadvisers to negotiate lower Subadvisory fees with the Adviser if the lower fees are not required to be made public.

          C. PRECEDENT

          Applicants note that exemptions similar to those requested herein with respect to relief from Section 15(a) and Rule 18f-2 have been granted previously by the Commission on many occasions since 2002. Orders granting relief similar to the relief sought by this application since January 1, 2010, include: Grosvenor Alternative Funds Master Trust, et al., Investment Company Release Nos. 30599 (July 15, 2013) (notice) and 30648 (August 12, 2013) (order) ("Grosvenor"); First Trust Exchange-Traded Fund, et al., Investment Company Release Nos. 30546 (June 3, 2013) (notice) and 30587 (July 1, 2013) (order) ("First Trust"); Cohen & Steers Real Assets Fund, Inc., et al., Investment Company Release Nos. 30413 (notice) and 30442 (order) ("Cohen & Steers"); Hirtle Callaghan & Co., LLC, Investment Company Release Nos. 30102 (June 11,
2012) (notice) and 30132 (July 10, 2012) (order); Highland Capital Management, L.P. Investment Company Release Nos. 29445 (September 27, 2010) (notice) and 29488 (October 26, 2010) (order) ("Highland"); Northern Lights Fund Trust, et al., Investment Company Release Nos. 29208 (April 16, 2010) (notice) and 29267 (May 12, 2010) (order) ("Northern Lights"); Lincoln Investment Advisors Corporation, et al., Investment Company Release Nos. 29170 (March 9, 2010) (notice) and 29197 (March 31, 2010) (order) ("Lincoln"); Cash Account Trust and Deutsche Investment Management Americas, Inc, Investment Company Release Nos. 29094 (December 16, 2009) (notice) and 29109 (January 12, 2010) (order) ("Cash
Account").

          Applicants also note that since January 1, 2010 the Commission has granted relief from the disclosure requirements of the rules and forms similar to that requested herein to the


----------
12 The relief would be consistent with the Commission's disclosure requirements applicable to fund portfolio managers that were previously adopted. See Investment Company Act Release No. 26533 (Aug. 23, 2004). Under these disclosure requirements, a fund would be required to include in its SAI, among other matters, a description of the structure of and the method used to determine the compensation structure of its "portfolio managers." Applicants state that with respect to each Subadvised Fund, the SAI will describe the structure and method used to determine the compensation received by a portfolio manager employed by a Subadviser. In addition to this disclosure with respect to portfolio managers, Applicants state that with respect to each Subadvised Fund, the SAI will describe the structure of, and method used to determine, the compensation received by a Subadviser.

applicants in Advisors Series Trust and Orinda Asset Management, LLC, Investment Company Release Nos. 30043 (April 23, 2012) (notice) and 30065 (May 21, 2012) (order); Domini Social Investment Trust and Domini Social Investments LLC, Investment Company Release Nos. 29984 (March 21, 2012) (notice) and 30035 (April 17, 2012) (order); Grosvenor; First Trust; Cohen & Steers; Highland; Northern Lights; Lincoln; and Cash Account.

V. CONDITIONS


          Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions(13):


          1. Before a Subadvised Fund may rely on the order requested herein, the operation of the Subadvised Fund in the manner described in this Application will be approved by a majority of the Subadvised Fund's outstanding voting securities as defined in the 1940 Act, or, in the case of a Subadvised Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder before such Subadvised Fund's shares are offered to the public.

          2. The prospectus for each Subadvised Fund will disclose the existence, substance and effect of any order granted pursuant to the Application. In addition, each Subadvised Fund will hold itself out to the public as employing a Manager of Managers Structure as described in this Application. The prospectus will prominently disclose that the Adviser has the ultimate responsibility, subject to oversight by the Board, to oversee the Subadvisers and recommend their hiring, termination, and replacement.

          3. A Subadvised Fund will inform shareholders of the hiring of a new Subadviser within 90 days after the hiring of the new Subadviser pursuant to the Modified Notice and Access Procedures.

          4. The Adviser will not enter into a Subadvisory Agreement with any Affiliated Subadviser without that agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Subadvised Fund.

          5. At all times, at least a majority of the Board will be Independent Trustees, and the selection and nomination of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

          6. Independent Legal Counsel, as defined in Rule 0-1(a)(6) under the 1940 Act, has been and will continue to be engaged to represent the Independent Trustees. The selection of such counsel will be within the discretion of the then-existing Independent Trustees.


          7. Whenever a Subadviser change is proposed for a Subadvised Fund with an Affiliated Subadviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the Board minutes, that the change is in the best interests of the



----------
13 Applicants will comply with conditions 6, 8, 11 and 13 only if they rely on the relief that would allow them to provide Aggregate Fee Disclosure.

Subadvised Fund and its shareholders, and does not involve a conflict of interest from which the Adviser or the Affiliated Subadviser derives an inappropriate advantage.

          8. Whenever a Subadviser is hired or terminated, the Adviser will provide the Board with information showing the expected impact on the profitability of the Adviser.

          9. The Adviser will provide general management services to each Subadvised Fund, including overall supervisory responsibility for the general management and investment of the Subadvised Fund's assets, and subject to review and approval of the Board, will (i) set the Subadvised Fund's overall investment strategies, (ii) evaluate, select, and recommend Subadvisers to manage all or a portion of the Subadvised Fund's assets, (iii) allocate and, when appropriate, reallocate the Subadvised Fund's assets among Subadvisers,
(iv) monitor and evaluate the Subadvisers' performance, and (v) implement procedures reasonably designed to ensure that Subadvisers comply with the Subadvised Fund's investment objective, policies and restrictions.

          10. No Trustee or officer of the Trust or of a Subadvised Fund or director or officer of the Adviser will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person) any interest in a Subadviser except for (i) ownership of interests in the Adviser or any entity that controls, is controlled by or is under common control with the Adviser; or (ii) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly traded company that is either a Subadviser or an entity that controls, is controlled by or is under common control with a Subadviser.

          11. Each Subadvised Fund will disclose in its registration statement the Aggregate Fee Disclosure.

          12. In the event that the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the order requested in the Application, the requested order will expire on the effective date of that rule.

          13. The Adviser will provide the Board, no less frequently than quarterly, with information about the profitability of the Adviser on a per Subadvised Fund basis. The information will reflect the impact on profitability of the hiring or termination of any Subadviser during the applicable quarter.

          14. For Subadvised Funds that pay fees to a Subadviser directly from fund assets, any changes to a Subadvisory Agreement that would result in an increase in the total management and advisory fees payable by a Subadvised Fund will be required to be approved by the shareholders of the Subadvised Fund.

VI. PROCEDURAL MATTERS

          All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the applicable organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application. The authorizations required by Rule 0-2(c)(1) under the 1940 Act and the verifications required by Rule 0-2(d) under the 1940 Act are attached as Exhibit A to this Application.

          Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that the address of the Trust is One Freedom Valley Drive, Oaks, Pennsylvania 19456 and the address of Cornerstone is 225 -- 108th Avenue NE, Suite 400, Bellevue, Washington 98004. All written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

          Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

VII. CONCLUSION

          For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief requested in the Application. Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purpose fairly intended by the policy and provisions of the 1940 Act.

                            [Signature Page Follows]

IN WITNESS WHEREOF, each Applicant has caused this Application to be duly executed as of the date set forth below:





                                             CORNERSTONE ADVISORS INC.

                                             By: /s/ Bruce Duff
                                             -------------------------------
                                             Name: Bruce Duff
                                             Title: Secretary
                                             Date: December 20, 2013



                                             THE ADVISORS' INNER CIRCLE FUND

                                             By: /s/ Dianne M. Descoteaux
                                             -------------------------------
                                             Name: Dianne M. Descoteaux
                                             Title: Vice President
                                             Date: December 20, 2013

                            EXHIBITS TO APPLICATION

The following materials are made a part of the Application and are attached hereto:


DESIGNATION                                   DOCUMENT

Exhibit A-1           Authorization/Verification of Cornerstone Advisors Inc.

Exhibit A-2           Authorization/Verification of The Advisors' Inner Circle
                      Fund

Exhibit B             Series and Subadviser(s)

                                  EXHIBIT A-1

                                 AUTHORIZATION

The undersigned hereby certifies that he is the Secretary of Cornerstone Advisors Inc. ("Cornerstone"); that, with respect to the attached application for exemption from a certain provision of the Investment Company Act of 1940, as amended, and any amendments thereto (such application, along with any amendments, the "Application"), all actions necessary to authorize the execution and filing of the Application under the organizational documents of Cornerstone have been taken, and the person signing and filing the Application on behalf of Cornerstone is fully authorized to do so:


Dated: December 20, 2013


By: /s/ Bruce Duff

Name: Bruce Duff

Title: Secretary

                                  VERIFICATION


The undersigned, being duly deposed and sworn, deposes and states that he has duly executed the attached Application on December 20, 2013 for and on behalf of Cornerstone Advisors Inc. ("Cornerstone"); that he is the Secretary of Cornerstone; and that all actions necessary to authorize deponent to execute and file such instrument have been taken. Deponent further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.


By: /s/ Bruce Duff

Name: Bruce Duff

Title: Secretary

                                  EXHIBIT A-2

                                 AUTHORIZATION

The undersigned hereby certifies that she is the duly elected Vice President of The Advisors' Inner Circle Fund (the "Trust"); that, with respect to the attached application for exemption from certain provisions of the Investment Company Act of 1940, as amended (the "Act"), and any amendments thereto (such application, along with any amendments, the "Application"), all actions necessary to authorize the execution and filing of the Application under the Amended and Restated Agreement and Declaration of Trust and Amended and Restated By-Laws of the Trust have been taken, and the person signing and filing the Application on behalf of the Trust is fully authorized to do so; and that the Trustees of the Trust adopted the following vote at a meeting held on May 15, 2012 in accordance with the By-laws of the Trust:

VOTED:    That the officers of The Advisors' Inner Circle Fund (the "Trust") be, and
          they hereby are, authorized to prepare and execute on behalf of the Trust and to file with the U.S. Securities and Exchange Commission (the "SEC"),
          pursuant to Section 6(c) of the Investment Company Act of 1940 (the "Act"),
          an application, and any amendments thereto, for exemptive relief from certain provisions of and regulations under the Act to the extent necessary to, subject to the Board's approval and without obtaining shareholder approval: (i) permit Cornerstone Advisors Inc. ("CAI") to select one or more unaffiliated investment sub-advisers to manage, pursuant to an investment sub-advisory agreement, all or a portion of the assets of any series of the Trust managed by CAI (a "CAI Fund"); (ii) materially amend such sub-advisory agreements with the sub-advisers; and (iii) omit from public documents, including but not limited to a CAI Fund's prospectus, the individual fees paid by CAI to the sub-advisers (collectively, referred to as "Manager of Managers Relief").

VOTED:    That the proper officers of the Trust be, and each of them hereby is, authorized and directed, for and on behalf of the Trust, to take all action and execute all documents and make any filings that they may deem to be necessary or appropriate, the necessity of propriety thereof being conclusively proven by the action taken by such officer, to effectuate the foregoing resolution and to carry out the purpose thereof.


Dated: December 20, 2013


By: /s/ Dianne M. Descoteaux

Name: Dianne M. Descoteaux

Title: Vice President

                                  VERIFICATION


The undersigned, being duly deposed and sworn, deposes and states that she has duly executed the attached Application on December 20, 2013 for and on behalf of The Advisors' Inner Circle Fund (the "Trust"); that she is the Vice President of the Trust; and that all actions by trustees, officers, and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.


By: /s/ Dianne M. Descoteaux

Name: Dianne M. Descoteaux

Title: Vice President

                                   EXHIBIT B

                            SERIES AND SUBADVISER(S)


SERIES                                                        SUBADVISER

Cornerstone Advisors Global Public Equity Fund      Parametric Portfolio Associates
                                                    LSV Asset Management
                                                    Harris Associates LP
                                                    Thornburg Investment Management, Inc.
                                                    Marsico Capital Management, LLC
                                                    Turner Investments, L.P.
                                                    Cramer Rosenthal McGlynn LLC
                                                    Fairpointe Capital LLC
                                                    Phocas Financial Corporation
                                                    Numeric Investors LLC
                                                    Allianz Global Investors
                                                    Acadian Asset Management LLC
                                                    Driehaus Capital Management LLC

Cornerstone Advisors Income Opportunities           OFI SteelPath, Inc.
Fund                                                Strategic Income Management, LLC


Cornerstone Advisors Public Alternatives Fund       AQR Capital Management, LLC
                                                    AlphaSimplex Group, LLC
                                                    Turner Investments, L.P.
                                                    ClariVest Asset Management LLC

Cornerstone Advisors Real Assets Fund               Kayne Anderson Capital Advisors L.P.
                                                    BlackRock Investment Management
                                                    LLC

                                      B-1